FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For the month ended November, 2012

ICON plc
(Registrant's name)

0-29714
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive offices)

Brendan Brennan, CFO
South County Business Park, Leopardstown, Dublin 18, Ireland.
Brendan.Brennan@iconplc.com
011-353-1-291-2000
 (Name, telephone number, email and/or facsimile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Yes___X___	No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes______	No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes______	No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

ICON plc

Rider A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

GENERAL

As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

ICON public limited company (“ICON”) is a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies.  Our vision is to be the Global CRO partner of choice for the Biopharma industry by delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CRO’s with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At September 30, 2012 we had approximately 9,280 employees, in 82 locations in 40 countries. During the nine months ended September 30, 2012, we derived approximately 43.1%, 44.7% and 12.2% of our net revenue in the United States, Europe and Rest of World, respectively.

We began operations in 1990 and have expanded our business predominately through internal growth, together with a number of strategic acquisitions to enhance our capabilities and expertise in certain areas of the clinical development process.  We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 353 (1) 291 2000.

Recent Developments

Acquisitions

On February 28, 2012 the Company acquired 100% of the common stock of PriceSpective LLC (“PriceSpective”), a global leader in value strategy consulting. Headquartered in Philadelphia, and with offices in London, Los Angeles, San Diego, Raleigh and Boston, PriceSpective is a premier consultancy that has a strong reputation for excellence in strategic pricing, market access, HEOR, due diligence support and payer engagement services. Since PriceSpective’s inception in 2003, it has developed strategies for dozens of new product launches, and hundreds of development and in-market products, across 40+ disease areas (see note 3 Business Combinations for further information).

On February 15, 2012 the Company acquired 100% of the common stock of BeijingWits Medical Limited (“BeijingWits Medical”), a leading Chinese CRO, with over 100 highly qualified and experienced professionals in Beijing, Shanghai, Chengdu, Guangzhou, Wuhan and Hong Kong (see note 3 Business Combinations for further information).

Share Repurchase Program

On October 27, 2011 the Company announced its intention to commence a share repurchase program of up to $50 million. The Company has subsequently entered into a number of share repurchase plans to effect this program. As at September 30, 2012 1,283,938 ordinary shares have been repurchased by the Company for a total consideration of $24.6 million. (See note 8 Share Capital for further information).

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

	(Unaudited)	(Audited)
	September 30,	December 31,
	2012	2011
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$119,371	$119,237
Short term investments - available for sale	60,542	54,940
Accounts receivable, net	231,097	201,338
Unbilled revenue	114,356	126,850
Other receivables	13,133	13,788
Deferred tax asset	23,128	14,662
Prepayments and other current assets	23,256	21,424
Income taxes receivable	8,537	8,183
Total current assets	593,420	560,422
Other Assets:
Property, plant and equipment, net	165,081	168,461
Goodwill	325,264	253,393
Non-current other assets	5,155	4,583
Non-current income taxes receivable	13,694	10,272
Non-current deferred tax asset	10,205	10,076
Intangible assets	22,410	28,260
Total Assets	$1,135,229	$1,035,467
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$9,326	$5,340
Payments on account	185,835	150,792
Other liabilities	182,234	145,963
Deferred tax liability	1,428	1,183
Income taxes payable	5,449	3,630
Total current liabilities	384,272	306,908
Other Liabilities:
Non-current other liabilities	7,739	20,038
Non-current government grants	1,457	1,351
Non-current income taxes payable	3,401	5,231
Non-current deferred tax liability	19,319	20,395
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
59,807,333 shares issued and outstanding at September 30, 2012 and
60,135,603 shares issued and outstanding at December 31, 2011	5,031	5,055
Additional paid-in capital	226,414	211,549
Capital redemption reserve	100	44
Accumulated other comprehensive income	(12,724)	(16,446)
Retained earnings	500,220	481,342
Total Shareholders' Equity	719,041	681,544
Total Liabilities and Shareholders' Equity	$1,135,229	$1,035,467

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011
(UNAUDITED)
	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	(in thousands except share and per share data)

Revenue:
Gross revenue	$374,965	$335,332	$1,097,640	$958,575
Reimbursable expenses	(89,463)	(94,560)	(282,798)	(255,461)

Net revenue	285,502	240,772	814,842	703,114

Costs and expenses:
Direct costs	183,332	158,343	525,743	453,679
Selling, general and administrative expense	70,690	71,629	207,615	188,856
Depreciation and amortization	10,601	9,667	32,233	27,969
Restructuring and other non-recurring items	-	4,815	5,636	9,817

Total costs and expenses	264,623	244,454	771,227	680,321

Income from operations	20,879	(3,682)	43,615	22,793
Interest income	243	378	936	905
Interest expense	(495)	(247)	(1,454)	(602)

Income before provision for income taxes	20,627	(3,551)	43,097	23,096
Provision for income taxes	(2,889)	888	(8,424)	(4,329)

Net income/(loss)	$17,738	$(2,663)	$34,673	$18,767
Net income/(loss) per Ordinary Share:
Basic	$0.30	$(0.04)	$0.58	$0.31
Diluted	$0.29	$(0.04)	$0.57	$0.31

Weighted average number of Ordinary Shares outstanding:

Basic	59,754,010	60,471,985	59,939,570	60,381,814

Diluted	60,366,137	61,063,020	60,391,199	61,096,464

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011
(UNAUDITED)
	Nine Months Ended
	September 30,	September 30,
	2012	2011
	(in thousands)
Cash flows from operating activities:
Net income	34,673	18,767
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	163	67
Depreciation expense	26,146	25,424
Amortization of intangibles	6,078	2,545
Amortization of grants	(98)	(87)
Share compensation expense	8,834	6,355
Deferred taxes	(9,475)	(7,385)
Changes in assets and liabilities:
Increase in accounts receivable	(27,509)	(22,682)
Decrease/(increase) in unbilled revenue	12,698	(33,417)
Decrease/(increase) in other receivables	1,159	(4,203)
Decrease/(increase) in prepayments and other current assets	353	(4,389)
Increase in other non current assets	(431)	(357)
Increase/(decrease) in payments on account	35,724	(5,234)
Increase in other current liabilities	13,220	14,170
Increase/(decrease) in other non current liabilities	97	(618)
(Increase)/decrease in income taxes receivable	(4,074)	894
Increase/(decrease) in accounts payable	3,915	(7,478)
Net cash provided by/(used in) operating activities	101,473	(17,628)

Cash flows from investing activities:
Purchase of property, plant and equipment	(22,361)	(24,608)
Purchase of subsidiary undertakings	(68,995)	(62,777)
Cash acquired with subsidiary undertakings	2,899	8,300
Purchase of short term investments	(86,528)	(40,000)
Sale of short term investments	81,710	381
Net cash used in investing activities	(93,275)	(118,704)

Cash flows from financing activities:
Proceeds from exercise of share options	5,287	3,010
Share issuance costs	(76)	(74)
Tax benefit from the exercise of share options	852	474
Repurchase of ordinary shares	(15,605)	-
Share repurchase costs	(190)	-
Receipt of government grant	340	-
Drawdown of bank credit lines and loan facilities	20,000	-
Repayment of bank credit lines and loan facilities	(20,000)	-
Net cash (used by)/provided by financing activities	(9,392)	3,410
Effect of exchange rate movements on cash	1,328	4,003
Net increase/(decrease) in cash and cash equivalents	134	(128,919)
Cash and cash equivalents at beginning of period	119,237	$255,706

Cash and cash equivalents at end of period	$119,371	$126,787

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(UNAUDITED)

	Shares	Amount	Additional Paid-in Capital	Capital Redemption Reserve	Accumulated Other Comprehensive Income	Retained Earnings	Total

(dollars in thousands, except share data)

Balance at December 31, 2011	60,135,603	$5,055	$211,549	$44	$(16,446)	$481,342	$681,544

Comprehensive Income:
Net income	-	-	-	-	-	34,673	34,673
Currency translation adjustment	-	-	-	-	277	-	277
Currency impact of long term funding	-	-	-	-	3,040	-	3,040
Tax on currency impact of long term funding	-	-	-	-	(379)	-	(379)
Unrealized capital gain - investments	-	-	-	-	784	-	784
Total comprehensive income	-	-	-	-	3,722	34,673	38,395
Exercise of share options	410,071	32	5,255	-	-	-	5,287
Issue of ordinary shares	-	-	-	-	-	-	-
Share issuance costs	-	-	(76)	-	-	-	(76)
Non-cash stock compensation expense	-	-	8,834	-	-	-	8,834
Share repurchase programme	(738,341)	(56)	-	56	-	(15,605)	(15,605)
Share repurchase costs	-	-	-	-	-	(190)	(190)
Tax benefit on exercise of options	-	-	852	-	-	-	852
Balance at September 30, 2012	59,807,333	$5,031	$226,414	$100	$(12,724)	$500,220	$719,041

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2012

1. Basis of Presentation

These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”), have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2011. Operating results for the nine months ended September 30, 2012 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2012.

2. Goodwill

	September 30,	December 31,
	2012	2011
	(in thousands)

Opening balance	$253,393	$175,860
Current period acquisitions	68,521	83,656
Prior period acquisitions	534	-
Foreign exchange movement	2,816	(6,123)
Closing balance	$325,264	$253,393

The goodwill balance relates entirely to the clinical research segment

3. Business Combinations

Acquisition of PriceSpective

On February 28, 2012 the Company acquired 100% of the common stock of PriceSpective, a global leader in value strategy consulting, for an initial cash consideration of $37.1 million.  Headquartered in Philadelphia, and with offices in London, Los Angeles, San Diego, Raleigh and Boston. PriceSpective is a premier consultancy that has a strong reputation for excellence in strategic pricing, market access, Health Economics and Outcomes Research (“HEOR”), due diligence support and payer engagement services. Since PriceSpective’s inception in 2003, it has developed strategies for dozens of new product launches, and hundreds of development and in-market products, across 40+ disease areas. Further consideration of up to $15.0 million may become payable if certain performance milestones are achieved in respect of periods up to December 2012. On August 13, 2012 the Company paid $5.0 million in relation to performance milestones for the year ended December 31, 2011.  At September 30, 2012 the Company has recorded a liability of $10.0 million in respect of the milestones for the year ended December 31, 2012.

The following table summarizes the Company’s provisional estimates of the fair values of assets acquired and the liabilities assumed:
February 28
2012
(in thousands)
Property, plant and equipment	$256
Goodwill*	53,382
Cash and cash equivalents	2,311
Accounts receivable	2,662
Unbilled revenue	1,140
Other current assets	236
Current liabilities	(7,855)
Liability arising from contingent consideration arrangement	(15,000)
Net assets acquired	$37,132

Cash consideration	$37,132
Contingent consideration	15,000
Amount of total consideration	52,132
Liabilities included in preliminary purchase price allocation	(15,000)
Net assets acquired	$37,132

*	Goodwill represents the acquisition of an established workforce with experience in strategic pricing, market access, HEOR, due diligence support and payer engagement services.

Acquisition of BeijingWits Medical

On February 15, 2012 the Company acquired 100% of the common stock of BeijingWits Medical, a leading Chinese CRO, for an initial cash consideration of $9.0 million. BeijingWits Medical offers full-service clinical development capabilities and has a strong track record in clinical trial execution in China. It is a renowned expert in Chinese regulatory processes and a leading advocate of International Conference on Harmonisation Good Clinical Practice (“ICH GCP”) in China. In addition to boosting the Company’s service capabilities in the region, BeijingWits Medical will also strengthen the Company’s presence through the addition of over 100 highly qualified and experienced professionals in Beijing, Shanghai, Chengdu, Guangzhou, Wuhan and Hong Kong. Further consideration of up to $7.0 million may become payable if certain performance milestones are achieved in respect of periods up to December 31, 2013.  At September 30, 2012 the Company has recorded a liability of $7.0 million in respect of the additional consideration.

The following table summarizes the Company’s provisional estimates of the fair values of assets acquired and the liabilities assumed:

February 15
2012
(in thousands)
Property, plant and equipment	$172
Goodwill*	15,139
Cash and cash equivalents	587
Accounts receivable	657
Unbilled revenue	176
Other current assets	228
Non current assets	48
Current liabilities	(1,007)
Liability arising from contingent consideration arrangement	(7,000)
Net assets acquired	$9,000

Cash consideration	$9,000
Contingent consideration	7,000
Amount of total consideration	16,000
Liabilities included in preliminary purchase price allocation	(7,000)
Net assets acquired	$9,000
* Goodwill represents the acquisition of an established workforce with experience in clinical trial execution and regulatory processes in China.

Prior Period Acquisitions - Acquisition of Firecrest Clinical

On July 14, 2011 the Company acquired 100% of the common stock of Firecrest Clinical Limited (“Firecrest”), a market leading provider of technology solutions that boost investigator site performance and study management, for an initial cash consideration of €17.0 million ($24.5 million). Headquartered in Limerick, Ireland, Firecrest Clinical provides a comprehensive site performance management system that is used to improve compliance consistency and execution of activities at investigative sites. Further consideration of up to €33.0 million ($46.8 million) may become payable if certain performance milestones are achieved in respect of periods up to June 30, 2013. At the date of acquisition the Company recorded a liability of €31.3 million ($44.0 million) in relation to these performance milestones. In March 2012 €3.0 million ($4.0million) was paid by the Company in relation to performance milestones for the six months ended June 30, 2011 and in July 2012 a further €10 million ($12.5 million) was paid by the Company in relation to performance milestones for the year ended December 31, 2011, both amounts representing the full amount of additional consideration potentially payable. At September 30, 2012 the Company has recorded a liability of €19.3 million ($25.0 million) in relation to the remaining performance milestones.

The acquisition agreement also provided for certain working capital targets to be achieved by Firecrest Clinical on completion.  In March 2012 the Company paid €0.4 million ($0.5 million) on completion of this review.

The acquisition of Firecrest Clinical has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed:

July 14
2011
(in thousands)
Property, plant and equipment	$687
Goodwill*	48,073
Intangible asset – technology asset	11,169
Intangible asset – customer relationships	5,243
Intangible asset – order backlog	1,172
Intangible asset - trade name	1,357
Cash and cash equivalents	1,965
Other current assets	3,713
Deferred tax liability	(2,367)
Other liabilities	(2,521)
Liability arising from contingent consideration arrangement	(44,028)
Net assets acquired	$24,463

Cash consideration	$24,463
Contingent consideration	44,028
Amount of total consideration	68,491
Liabilities included in preliminary purchase price allocation	(44,028)
Net assets acquired	$24,463

*
Goodwill represents the cost of an established workforce with experience in the development of site performance and study management systems and process related efficiencies expected to be generated from the use of the Firecrest site performance management system and is not tax deductible.

Prior Period Acquisitions - Acquisition of Oxford Outcomes

On January 14, 2011 the Company acquired approximately 80% of the common stock of Oxford Outcomes Limited (“Oxford Outcomes”), a leading international health outcomes consultancy business, for an initial cash consideration of £17.8 million ($27.6 million).  Headquartered in Oxford, United Kingdom, and with offices in the USA and Canada, Oxford Outcomes provides specialist services in the areas of patient reported outcomes (PRO), health economics, epidemiology and translation and linguistic validation.  On the same day a put and call option was agreed between the Company and the selling shareholders for the acquisition of the remaining common stock of Oxford Outcomes during the year ended December 31, 2011 for cash consideration of £3.8 million ($6.0 million).  This option was exercised in October 2011.

Additional consideration of up to £8.0 million ($12.6 million) was potentially payable if certain performance milestones were achieved by Oxford Outcomes in respect of periods up to March 31, 2012; £4.0 million ($6.3 million) in respect of the year ended March 31, 2011 and £4.0 million ($6.3 million) in respect of the year ended March 31, 2012. Performance milestones in respect of both periods have been achieved.  £4.0 million ($6.3 million) was paid during the year ended December 31, 2011 in respect of the milestone for the year ended March 31, 2011. A liability of £4.0 million ($6.4 million) has been recorded by the Company at September 30, 2012 in relation to the milestone for the year ended March 31, 2012.  A part payment of £2.0 million ($3.3 million) in respect of this milestone was made by the Company in October 2012.

The acquisition agreement also provided for certain working capital targets to be achieved by Oxford Outcomes on completion.  In May 2011 the Company paid an additional £3.3 million ($5.1 million) in respect of certain elements of this review and in March 2012 paid a further £0.8 million ($1.2 million) on completion of the review.

The acquisition of Oxford Outcomes has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed:

January 14
2011
(in thousands)
Property, plant and equipment	$490
Goodwill*	35,583
Intangible asset – customer relationships	6,648
Intangible asset – order backlog	618
Cash and cash equivalents	6,335
Other current assets	6,792
Deferred tax liability	(2,003)
Other liabilities	(2,128)
Liability arising from contingent consideration arrangement	(12,474)
Net assets acquired	$39,861

Cash consideration	$27,585
Working capital adjustment	6,383
Put and call option	5,893
Contingent consideration	12,474
Amount of total consideration	52,335
Liabilities included in preliminary purchase price allocation	(12,474)
Net assets acquired	$39,861

*
Goodwill represents the cost of established workforce with experience in specialist services in the areas of patient reported outcomes (PRO), health economics, epidemiology and translation and linguistic validation and is not tax deductible.

4. Restructuring and other non-recurring items
Restructuring and other non-recurring items recognized comprise:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	(in thousands)		(in thousands)

Restructuring charges	$-	$4,815	$4,525	$9,817
Other non-recurring items	-	-	1,111	-
Total	$-	$4,815	$5,636	$9,817

Restructuring Charges

Restructuring charges of $4.5 million were recorded during the nine months ended September 30, 2012 (inclusive of the release of $0.1 million relating to the 2011 Restructuring Plans). During the nine months ended September 30, 2012 the Company completed a review of its operations to improve resource utilization throughout the business. This review resulted in the adoption of a restructuring plan, to include resource rationalizations in certain areas of the business and a re-organization of available office space at the Company’s Philadelphia facility. A restructuring charge of $4.6 million was recognized during the nine months ended September 30, 2012; $3.4 million in respect of resource rationalizations and $1.2 million in respect of lease termination and exit costs.

Details of the movement in this Restructuring Plan recognized during the nine months ended September 30, 2012 are as follows:

	Workforce	Office
	Reductions	Consolidations	Total
	(in thousands)

Initial provision recognized	$3,394	$1,250	$4,644
Cash payments	(2,986)	(483)	(3,469)
Foreign exchange movement	(4)	-	(4)
Provision at September 30, 2012	$404	$767	$1,171

Prior Period Restructuring Charges

During the three months ended March 31, 2011 the Company commenced a review of its operations to improve resource utilization within the business and better align resources to current and future growth opportunities of the business.  This review resulted in the adoption of an initial restructuring plan (the “Q1 2011 Plan”), which resulted in the closure of the Company’s facility in Edinburgh, United Kingdom and resource rationalizations in certain of the more mature markets in which it operates.  A restructuring charge of $5.0 million was recognized in respect of this plan during the three months ended March 31, 2011, $1.0 million in respect of lease termination and exit costs associated with the closure of the Edinburgh facility and $4.0 million in respect of workforce reductions. $3.5 million of costs recognized under the Q1 2011 Plan related to the clinical research segment, while $1.5 million related to the central laboratory business.

During the three months ended September 30, 2011 the Company implemented a further restructuring plan (the “Q3 2011 Plan”) which resulted in the relocation of the Company’s facility in Maryland, USA; and further resource rationalizations.  A restructuring charge of $4.8 million was recognized in respect of this plan during the three months ended September 30, 2011, $0.9 million in respect of lease termination and exit costs associated with the closure of the existing Maryland facility and $3.9 million in respect of workforce reductions.  All costs recognized under the Q3 2011 Plan related to the clinical research segment.

Details of the movement in the 2011 Restructuring Plans recognized during the year ended December 31, 2011 and for the nine months ended September 30, 2012 are as follows:

	Workforce	Office
	Reductions	Consolidations	Total
	(in thousands)

Q1 Plan - initial provision recognized	$3,956	$1,046	$5,002
Q3 Plan - initial provision recognized	3,880	935	4,815
Total provision recognized	$7,836	$1,981	$9,817

Cash payments	(5,438)	(251)	(5,689)
Property, plant and equipment write-off	-	(55)	(55)
Foreign exchange movement	(164)	(35)	(199)
Provision at December 31, 2011	$2,234	$1,640	$3,874

Cash payments	(2,123)	(1,134)	(3,257)
Amounts released	(55)	(95)	(150)
Property, plant and equipment write-off	-	(263)	(263)
Foreign exchange movement	(20)	28	8
Provision at September 30, 2012	$36	$176	$212

Other Non-recurring Items

On September 30, 2011 Mr. Peter Gray, retired as Chief Executive Officer (“CEO”) of the Company, in accordance with the provisions of his service agreement, which was terminable on twelve months notice by either party. On October 1, 2011 Mr. Gray was appointed Vice Chairman of the Board. On June 11, 2012 the Company entered into an agreement with Mr. Gray whereby Mr. Gray’s employment and directorship of ICON plc and other ICON group companies would terminate on July 19, 2012.  Under the terms of this agreement Mr. Gray would be entitled to be paid €160,000 ($200,000) in lieu of the balance of his notice period and to receive a discretionary bonus of €194,000 ($243,000) in respect of 2012.  In addition, under the agreement Mr. Gray’s unvested share options would vest on the date of termination of his employment.  The Company has recognized a share-based compensation charge of $738,000 in respect of these options during the nine months ended September 30, 2012, $620,000 of which was recognized within restructuring and other non-recurring items during the three months ended June 30, 2012.

5. Income Taxes

Income taxes recognized during the nine months ended September 30, 2012 comprise:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	(In thousands)		(In thousands)
Provision for income taxes before restructuring and other non-recurring items	$2,889	$(202)	$9,129	$5,559
Tax impact of restructuring and other non-recurring items	-	(686)	(705)	(1,230)
Provision for income taxes after restructuring and other non-recurring items	$2,889	$(888)	$8,424	$4,329

As at September 30, 2012 the Company maintains a $5.5 million liability (December 31, 2011: $7.7 million) for unrecognized tax benefit, which is comprised of $4.6 million (December 31, 2011: $6.5 million) related to items generating unrecognized tax benefits and $0.9 million (December 31, 2011: $1.2 million) for interest and related penalties to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.

The Company has analyzed filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to examination by the major tax jurisdictions where the Company does business are 2007 through 2011 tax years. The Company does not believe that the outcome of any examination will have a material impact on its financial statements.

6. Net income per ordinary share

Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share.

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	59,754,010	60,471,985	59,939,570	60,381,814
Effect of dilutive share options outstanding	612,127	591,035	451,629	714,650
Weighted average number of ordinary shares for diluted net income per ordinary share	60,366,137	61,063,020	60,391,199	61,096,464

7. Share-based Awards

Share Options

On July 21, 2008 the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any employee, or any director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-executive director retained by the Company or any Subsidiary for the purchase of ordinary shares.

Each option granted under the 2008 Employee Plan or the 2008 Consultants Plan (together the “2008 Option Plans”) will be an employee stock option, or NSO, as described in Section 422 or 423 of the Internal Revenue Code. Each grant of an option under the 2008 Options Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan, as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 400,000 shares applies.  Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consultants Plan.   No options may be granted under the 2008 Option Plans after July 21, 2018.

On January 17, 2003 the Company adopted the Share Option Plan 2003 (the “2003 Share Option Plan”) pursuant to which the Compensation and Organization Committee of the Board may grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares.  Each grant of an option under the 2003 Share Option Plan will be evidenced by a Stock Option Agreement between the employee and the Company. The exercise price will be specified in each Stock Option Agreement.

An aggregate of 6.0 million ordinary shares have been reserved under the 2003 Share Option Plan; and, in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Share Option Plan exceed 10% of the outstanding shares, as defined in the 2003 Share Option Plan, at the time of the grant, unless the Board expressly determines otherwise. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Share Option Plan during any calendar year to any employee shall be 400,000 ordinary shares.  No options can be granted after January 17, 2013.

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at September 30, 2012 is eight years.

The following table summarizes option activity for the nine months ended September 30, 2012:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Life

Outstanding at December 31, 2011	4,902,818	$21.87	$8.61

Granted	829,823	$21.93	$9.56
Exercised	(410,071)	$12.76	$5.51
Forfeited	(458,006)	$24.94	$9.67

Outstanding at September 30, 2012	4,864,564	$22.36	$8.94	4.69

Exercisable at September 30, 2012	2,708,837	$22.41	$8.80	3.36

The Company has granted options with fair values ranging from $3.68 to $13.93 per option or a weighted average fair value of $8.03 per option.  The Company issues ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at September 30, 2012, was 2,708,837.  Fully vested share options at September 30, 2012 have an average remaining contractual term of 3.4 years, an average exercise price of $22.41 and a total intrinsic value of $11.7 million. The total intrinsic value of options exercised during the nine months ended September 30, 2012, was $4.8 million (September 30, 2011: $1.5 million).

The following table summarizes the movement in non-vested share options for the nine months ended September 30, 2012:
	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non vested outstanding at December 31, 2011	2,534,310	$23.30	$9.11

Granted	829,823	$21.93	$9.56
Vested	(935,114)	$24.30	$9.16
Forfeited	(273,292)	$23.55	$9.06

Non vested outstanding at September 30, 2012	2,155,727	$22.31	$9.11

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the period ended September 30, 2012 and September 30, 2011 was calculated using the Black-Scholes option pricing model.  The weighted average fair values and assumptions used were as follows:

	Three Months Ended
	September 30,	September 30,
	2012	2011

Weighted average fair value	$10.26	$8.53
Assumptions:
Expected volatility	50%	45%
Dividend yield	0%	0%
Risk-free interest rate	0.69%	1.5%-2.3%
Expected life	5 years	5 years

Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules, and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of the grant for periods corresponding with the expected life of the option.

Restricted Share Units

On July 21, 2008 the Company adopted the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan.  An aggregate of 1.0 million ordinary shares have been reserved for issuance under the 2008 RSU Plan. Restricted Share Units (“RSU’s”) typically vest over periods ranging from one to three years. The Company issues new ordinary shares on the date of vesting of the RSU.

The Company has awarded RSU’s to certain key executives of the Group. The following table summarizes RSU activity for the nine months ended September 30, 2012:

	RSU Outstanding Number of Shares	Weighted Average Fair Value	Weighted Average Remaining Contractual Life

Outstanding at December 31, 2011	365,000	$19.46

Granted	244,000	$20.87
Ordinary shares issued	-	-
Forfeited	(150,000)	$20.89

Outstanding at September 30, 2012	459,000	$19.74	2.14

The fair value of RSU’s vested for the nine months ended September 30, 2012 totaled $0.0 million (2011: $0.1 million).

Non-cash stock compensation expense

Non-cash stock compensation expense for the nine months ended September 30, 2012 has been allocated as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	(In thousands)		(In thousands)
Direct costs	$1,643	$1,222	$4,526	$3,502
Selling, general and administrative	1,338	996	3,688	2,853
Restructuring and other non-recurring items (note 4)	-	-	620	-

	$2,981	$2,218	$8,834	$6,355

Total non-cash stock compensation expense not yet recognized at September 30, 2012 amounted to $21.2 million.  The weighted average period over which this is expected to be recognized is 3.0 years.  Total tax benefit recognized in additional paid in capital related to the non-cash compensation expense amounted to $0.9 million for the nine months ended September 30, 2012 (September 30, 2011: $0.5 million).

8. Share Capital

Share Repurchase Program

On October 27, 2011 the Company announced its intention to commence a share repurchase program of up to $50 million. On November 22, 2011 the Company entered into two separate share repurchase plans of $10 million each, covering the periods November 23, 2011 to December 31, 2011 and January 1, 2012 to February 20, 2012 respectively.  On February 21, 2012 the Company entered into a further share repurchase plan of $20 million, covering the period February 22, 2012 to April 22, 2012. On  April 27, 2012 the Company entered into a fourth share repurchase plan of up to $20 million, covering the period April 27, 2012 to July 18, 2012. On July 30, 2012 the Company entered into a fifth share repurchase plan of up to $10 million, covering the period July 30, 2012 to October 26, 2012. The Company intends to enter further share repurchase plans to effect the share repurchase program in accordance with Rule 10b-18 and Rule 10b5-1 of the Securities Exchange Act of 1934, the authorization granted at the Company’s annual general meeting, applicable laws and regulations and the Listing Rules of the Irish Stock Exchange.

Under the repurchase program, a broker will purchase the Company’s American Depositary Shares (“ADSs”) from time to time on the open market or in privately negotiated transactions in accordance with agreed terms and limitations.  ADSs purchased will be deposited with the Depositary under the Company’s ADR facility against delivery of the underlying Ordinary Shares, which will be repurchased by the Company on the Irish Stock Exchange in compliance with the Company’s share repurchase authorization and applicable laws and regulations. Separately, Ordinary Shares traded on the Irish Stock Exchange may also be repurchased on behalf of the Company.  The program is designed to allow share repurchases during periods when the Company would ordinarily not be permitted to do so because it may be in possession of material non-public or price-sensitive information, applicable insider trading laws or self-imposed trading blackout periods.  The Company’s instructions to the broker are irrevocable and the trading decisions in respect of the repurchase program will be made independently of and uninfluenced by the Company.  The Company confirms that on entering the repurchase plans it had no material non-public, price-sensitive or inside information regarding the Company or its securities. Furthermore, the Company will not enter into additional plans whilst in possession of such information.

The timing and actual number of shares repurchased will be dependent on market conditions, legal and regulatory requirements and the other terms and limitations contained in the plans.  In addition, share repurchases may be suspended or discontinued in certain circumstances in accordance with the agreed terms.  Therefore, there can be no assurance as to the timing or number of shares that may be repurchased under the repurchase program.  All Ordinary Shares repurchased by the Company will be cancelled.

During the nine months ended September 30, 2012 738,341 ordinary shares were repurchased by the Company for a total consideration of $15.6 million.  As at September 30, 2012 1,283,938 ordinary shares have been repurchased by the Company for a total consideration of $24.6 million. All ordinary shares repurchased by the Company were cancelled and the nominal value of these shares transferred to a capital redemption reserve fund as required under Irish Company Law.

9. Business Segment Information

The Company is a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. It specializes in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies.  The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.  The Company has expanded predominately through internal growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process.  The Company also provides laboratory services through its central laboratory business, which includes the Company’s central laboratories located in Dublin, New York, India, Singapore and China.

The Company determines and presents operating segments in accordance with FASB ASC 280-10 Disclosures about Segments of an Enterprise and Related Information, based on the information that is internally provided to the Chief Executive Officer and Chief Financial Officer, who together are considered the Company’s chief operating decision maker. The Company has determined that it has two reportable segments, its Clinical Research segment and Central Laboratory segment.

The Company's areas of operation outside of Ireland include the United States, United Kingdom, France, Germany, Italy, Spain, The Netherlands, Sweden, Finland, Denmark, Belgium, Switzerland, Poland, Czech Republic, Lithuania, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China, South Korea, Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand, and South Africa.

Segment information as at September 30, 2012 and December 31, 2011 and for the three and nine months ended September 30, 2012 and September 30, 2011 is as follows:

a) The distribution of net revenue by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	(in thousands)		(in thousands)
Ireland	$41,129	$13,872	$110,891	$67,305
Rest of Europe	80,466	91,696	253,740	258,641
U.S.	129,564	103,992	351,548	290,382
Rest of World	34,343	31,212	98,663	86,786
Total	$285,502	$240,772	$814,842	$703,114
* All sales shown for Ireland are export sales.

b)  The distribution of net revenue by business segment was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	(in thousands)		(in thousands)
Clinical research	$261,524	$221,226	$750,381	$650,233
Central laboratory	23,978	19,546	64,461	52,881
Total	$285,502	$240,772	$814,842	$703,114

c)  The distribution of income from operations by geographical area was as follows:

	Three months ended
	September 30,	September 30,	September 30,
	2012	2012	2012
	Excluding Restructuring and other non-recurring items	Restructuring and other non-recurring items	Including Restructuring and other non-recurring items
	(in thousands)
Ireland	$(435)	$-	$(435)
Rest of Europe	5,261	-	5,261
U.S.	13,956	-	13,956
Rest of World	2,097	-	2,097
Total	$20,879	$-	$20,879

	Three months ended
	September 30,	September 30,	September 30,
	2011	2011	2011
	Excluding Restructuring and other non-recurring items	Restructuring and other non-recurring items	Including Restructuring and other non-recurring items
	(in thousands)
Ireland	$(17,389)	(1,479)	$(18,868)
Rest of Europe	7,535	(1,197)	6,338
U.S.	8,730	(2,139)	6,591
Rest of World	2,257	-	2,257
Total	$1,133	(4,815)	$(3,682)

	Nine months ended
	September 30,	September 30,	September 30,
	2012	2012	2012
	Excluding Restructuring and other non-recurring items	Restructuring and other non-recurring items	Including Restructuring and other non-recurring items
	(in thousands)
Ireland	$(4,961)	$(2,075)	$(7,036)
Rest of Europe	22,229	(546)	21,683
U.S.	24,875	(2,650)	22,225
Rest of World	7,108	(365)	6,743
Total	$49,251	$(5,636)	$43,615

	Nine months ended
	September 30,	September 30,	September 30,
	2011	2011	2011
	Excluding Restructuring and other non-recurring items	Restructuring and other non-recurring items	Including Restructuring and other non-recurring items
	(in thousands)
Ireland	$(19,186)	$(1,564)	$(20,750)
Rest of Europe	24,376	(3,000)	21,376
U.S.	21,621	(5,253)	16,368
Rest of World	5,799	-	5,799
Total	$32,610	$(9,817)	$22,793

d)  The distribution of income from operations by business segment was as follows:

	Three months ended
	September 30,	September 30,	September 30,
	2012	2012	2012
	Excluding Restructuring and other non-recurring items	Restructuring and other non-recurring items	Including Restructuring and other non-recurring items
	(in thousands)
Clinical research	$19,845	$-	$19,845
Central laboratory	1,034	-	1,034
Total	$20,879	$-	$20,879

	Three months ended
	September 30,	September 30,	September 30,
	2011	2011	2011
	Excluding Restructuring and other non-recurring items	Restructuring and other non-recurring items	Including Restructuring and other non-recurring items
		(in thousands)
Clinical research	$1,007	(4,815)	$(3,808)
Central laboratory	126	-	126
Total	$1,133	(4,815)	$(3,682)

	Nine months ended
	September 30,	September 30,	September 30,
	2012	2012	2012
	Excluding Restructuring and other non-recurring items	Restructuring and other non-recurring items	Including Restructuring and other non-recurring items
	(in thousands)
Clinical research	$46,084	$(5,478)	$40,606
Central laboratory	3,167	(158)	3,009
Total	$49,251	$(5,636)	$43,615

d)  The distribution of income from operations by business segment was as follows (continued):

	Nine months ended
	September 30,	September 30,	September 30,
	2011	2011	2011
	Excluding Restructuring and other non-recurring items	Restructuring and other non-recurring items	Including Restructuring and other non-recurring items
		(in thousands)
Clinical research	$34,623	$(8,272)	$26,351
Central laboratory	(2,013)	(1,545)	(3,558)
Total	$32,610	$(9,817)	$22,793

e) The distribution of property, plant and equipment, net, by geographical area was as follows:

	September 30,	December 31,
	2012	2011
	(in thousands)
Ireland	$107,960	$109,953
Rest of Europe	15,344	16,419
U.S.	32,445	33,086
Rest of World	9,332	9,003
Total	$165,081	$168,461

f) The distribution of property, plant and equipment, net, by business segment was as follows:

	September 30,	December 31,
	2012	2011
	(in thousands)
Clinical research	$147,986	$150,169
Central laboratory	17,095	18,292
Total	$165,081	$168,461

g) The distribution of depreciation and amortization by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	(in thousands)		(in thousands)
Ireland	$4,380	$3,628	$13,381	$9,810
Rest of Europe	1,691	2,121	5,430	5,557
U.S.	3,631	2,995	10,568	9,463
Rest of World	899	923	2,854	3,139
Total	$10,601	$9,667	$32,233	$27,969

h) The distribution of depreciation and amortization by business segment was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	(in thousands)		(in thousands)
Clinical research	$9,604	$8,496	$29,506	$24,193
Central laboratory	997	1,171	2,727	3,776
Total	$10,601	$9,667	$32,233	$27,969

i) The distribution of total assets by geographical area was as follows:

	September 30,	December 31,
	2012	2011
	(in thousands)
Ireland	$433,171	$414,510
Rest of Europe	237,288	216,313
U.S.	415,761	363,527
Rest of World	49,009	41,117
Total	$1,135,229	$1,035,467

j) The distribution of total assets by business segment was as follows:

	September 30,	December 31,
	2012	2011
	(in thousands)
Clinical research	$1,073,526	$980,283
Central laboratory	61,703	55,184
Total	$1,135,229	$1,035,467

ICON plc

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited Condensed Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our  Form 20-F for the year ended December 31, 2011. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview
We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the Global CRO partner of choice for the Biopharma industry by delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CRO’s with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At September 30, 2012, we had approximately 9,280 employees, in 82 locations in 40 countries. During the nine months ended September 30, 2012 we derived approximately 43.1%, 44.7% and 12.2% our net revenue in the United States, Europe and Rest of World, respectively.

Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the achievement of certain performance targets or "milestones". Revenue from contracts is recognized on a proportional performance method based on the relationship between time incurred and the total estimated duration of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we contract with third party investigators in connection with clinical trials. All investigator fees and certain other costs, where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As these costs vary from contract to contract, we view net revenue as our primary measure of revenue growth.

As the nature of our business involves the management of projects having a typical duration of one to four years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Termination or delay in the performance of an individual contract may occur for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client’s decision to de-emphasize a particular trial or inadequate patient enrolment or investigator recruitment.   In the event of termination the Company is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with the termination of the study. In addition, contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, or volume of services of the contract. The Company’s results of operations and cash flows are therefore not materially impacted by project cancellations or delays.

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At September 30, 2012 we had a backlog of approximately $2.7 billion, compared with approximately $2.3 billion at December 31, 2011.  We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given on the extent to which we will be able to realize this backlog as net revenue.

Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars, Euros or pounds Sterling, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging, due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and usually negotiate currency fluctuation clauses in our contracts which allow for price negotiation if changes in the relative value of those currencies exceed predetermined tolerances.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Results of Operations

Three Months Ended September 30, 2012 compared with Three Months Ended September 30, 2011

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Three Months Ended
	September 30, 2012	September 30, 2011	2012 to 2011
			Percentage
	Percentage of Net Revenue		Increase/ (decrease)

Net revenue	100.0%	100.0%	18.6%
Costs and expenses:
Direct costs	64.2%	65.8%	15.8%
Selling, general and administrative	24.8%	29.7%	(1.3)%
Depreciation and amortization	3.7%	4.0%	9.7%
Income from operations (excluding restructuring and other non-recurring items)	7.3%	0.5%	1,742.8%
Restructuring and other non-recurring items	-	2.0%	(100)%
Income from operations (including restructuring and other non-recurring items )	7.3%	(1.5)%	667.1%

Net revenue for the period increased by $44.7 million, or 18.6%, from $240.8 million for the three months ended September 30, 2011 to $285.5 million for the three months ended September 30, 2012.  Net revenue in our clinical research segment increased by $40.3 million, or 18.2%, from $221.2 million for the three months ended September 30, 2011 to $261.5 million for the three months ended September 30, 2012.  In our central laboratory business, net revenue increased by $4.4 million, or 22.4%, from $19.6 million for the three months ended September 30, 2011 to $24.0 million for the three months ended September 30, 2012. Net revenue derived from the acquisitions of BeijingWits Medical and PriceSpective amounted to $5.3 million for the three months ended September 30, 2012. For the three months ended September 30, 2012 we derived approximately 45.4%, 42.6% and 12.0% of our net revenue in the United States, Europe and Rest of World, respectively.

Net revenue in Ireland increased from $13.9 million for the three months ended September 30, 2011 to $41.1 million for the three months ended September 30, 2012. Net revenue in Ireland is principally a function of the Company’s global transfer pricing model. Significant investment in personnel and related infrastructure in the prior period, to support new strategic partnerships and the expansion into new territories, resulted in an increased proportion of the Company’s net revenue being used to support other Group entities and a corresponding reduction in net revenue in Ireland. Increased revenue flows in the current period, driven by this upfront investment, has led to an increase in net revenue in Ireland in the current period.

Direct costs for the period increased by $25.0 million, or 15.8%, from $158.3 million for the three months ended September 30, 2011 to $183.3 million for the three months ended September 30, 2012. As a percentage of net revenue, direct costs have decreased from 65.8% for the three months ended September 30, 2011 to 64.2% for the three months ended September 30, 2012. Direct costs in our clinical research segment have increased by 13.3% or $19.4 million during the three month period.  As a percentage of net revenue direct costs in our clinical research segment have decreased from 65.8% for the three months ended September 30, 2011 to 63.1% for the three months ended September 30, 2012. In our central laboratory business, direct costs have increased by 43.9% or $5.6 million during the period. As a percentage of net revenue direct costs in our central laboratory business have increased from 65.5% for the three months ended September 30, 2011 to 76.8% for the three months ended September 30, 2012. During the period the Company identified certain legacy cost allocation issues related to freight and courier costs in our Central Laboratory business which had incorrectly been allocated to some customers.  These amounts, totalling $4 million, were adjusted during the period resulting in an increase in direct costs for the period.

Selling, general and administrative expenses for the period decreased by $0.9 million, or 1.3%, from $71.9 million for the three months ended September 30, 2011 to $70.7 million for the three months ended September 30, 2012. The decrease in selling, general and administration expenses for the period arose primarily from a decrease in facilities and related costs of $1.7 million offset by an increase in personnel related expenditure of $0.8 million. Selling, general and administrative expenses for the period included a credit of $2 million primarily related to certain US State and Federal government grants and refunds received. As a percentage of net revenue, selling, general and administrative expenses, decreased from 29.7% for the three months ended September 30, 2011 to 24.8% for the three months ended September 30, 2012.

Depreciation expense for the period was $8.6 million for both the three months ended September 30, 2011 and the three months ended September 30, 2012 and principally arises from an investment in facilities, information systems and equipment to support the Company’s growth. As a percentage of net revenue, depreciation expense decreased from 3.6% of net revenues for the three months ended September 30, 2011 to 3.0% for the three months ended September 30, 2012.  Amortization expense for the period increased by $1.0 million, or 100.0%, from $1.0 million for the three months ended September 30, 2011 to $2.0 million for the three months ended September 30, 2012. Amortization expense represents the amortization of intangible assets acquired on business combinations.  The increase in the amortization expense in the current period is primarily a result of intangible assets acquired from the acquisitions of Firecrest in July 2011 and the acquisitions of BeijingWits Medical and PriceSpective in February 2012. As a percentage of net revenue, amortization expense increased from 0.4% of net revenues for the three months ended September 30, 2011 to 0.7% of net revenues for the three months ended September 30, 2012.

As a result of the above, income from operations for the three months ended September 30, 2012 increased by $24.6 million as follows:

	Operating Income		Operating Margin*
	2012	2011	2012	2011
	(in thousands)
Clinical research	$19,845	$(3,808)	7.6%	(1.7)%
Central laboratory	1,034	126	4.2%	0.5%
Total	$20,879	$(3,682)	7.3%	(1.5)%

* Operating income as a percentage of net revenue

Excluding the impact of restructuring and other non-recurring items recognized during the three months ended September 30, 2011, income from operations for the three months ended September 30, 2012 increased by $19.7 million as follows:

	Operating Income		Operating Margin*
	2012	2011	2012	2011
	(in thousands)
Clinical research	$19,845	$1,007	7.6%	0.5%
Central laboratory	1,034	126	4.2%	0.5%
Total	$20,879	$1,133	7.3%	0.5%
* Operating income as a percentage of net revenue

Losses from operations in Ireland decreased from a loss of $18.9 million for the three months ended September 30, 2011, or $17.4 million excluding the impact of restructuring and other non-recurring costs recognized, to a loss of $0.4 million for the three months ended September 30, 2012. Income/ (losses) from operations in Ireland are impacted by the Group’s global transfer pricing model. A significant upfront investment in personnel and related infrastructure in the prior period led to a greater proportion of the Group’s revenue being used to support other Group entities and a corresponding increase in losses from operations in Ireland. Increased revenue flows in the current period, arising from this upfront investment in personnel and related infrastructure, has led to a reduction in losses from operations in the current quarter.

Interest expense for the period increased from $0.2 million for the three months ended September 30, 2011 to $0.5 million for the three months ended September 30, 2012.  Interest expense for the three months ended September 30, 2012 includes $0.2 million in respect of non-cash finance charges relating to acquisition contingent consideration. Interest income for the three months ended September 30, 2012 decreased from $0.4 million for the three months ended September 30, 2011 to $0.2 million for the three months ended September 30, 2012.

Provision for income taxes for the period increased from a net tax credit of $0.9 million for the three months ended September 30, 2011 to $2.9 million for the three months ended September 30, 2012.  The Company’s effective tax rate for the three months ended September 30, 2012 was 14.0% compared with 25.0% for the three months ended September 30, 2011 or 15.3% excluding the impact of restructuring and other non-recurring items. The Company’s effective tax rate is principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

Nine Months Ended September 30, 2012 compared with Nine Months Ended September 30, 2011

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Nine Months Ended
	September 30, 2012	September 30, 2011	2012 to 2011
			Percentage
	Percentage of Net Revenue		Increase/ (decrease)

Net revenue	100.0%	100.0%	15.9%
Costs and expenses:
Direct costs	64.5%	64.5%	15.9%
Selling, general and administrative	25.5%	26.9%	9.9%
Depreciation and amortization	4.0%	4.0%	15.2%
Income from operations (excluding restructuring and other non-recurring items )	6.0%	4.6%	51.0%
Restructuring and other non-recurring items	0.7%	1.4%	(42.6)%
Income from operations (including restructuring and other non-recurring items)	5.3%	3.2%	91.4%

Net revenue for the period increased by $111.7 million, or 15.9%, from $703.1 million for the nine months ended September 30, 2011 to $814.8 million for the nine months ended September 30, 2012. Net revenue in our clinical research segment increased by $100.1 million, or 15.4%, from $650.2 million for the nine months ended September 30, 2011 to $750.3 million for the nine months ended September 30, 2012. In our central laboratory business, net revenue increased by $11.6 million, or 21.9%, from $52.9 million for the nine months ended September 30, 2011 to $64.5 million for the nine months ended September 30, 2012. Net revenue derived from the acquisitions of Firecrest, BeijingWits Medical and PriceSpective amounted to $25.0 million for the nine months ended September 30, 2012 compared with net revenue derived from the acquisition of Firecrest of $4.1 million during the nine months ended September 30, 2011. For the nine months ended September 30, 2012 we derived approximately 43.1%, 44.7% and 12.2% of our net revenue in the United States, Europe and Rest of World, respectively.

Net revenue in Ireland increased from $67.3 million for the nine months ended September 30, 2011 to $110.9 million for the nine months ended September 30, 2012. Net revenue in Ireland is principally a function of the Company’s global transfer pricing model. Significant investment in personnel and related infrastructure in the prior period, to support new strategic partnerships and the expansion into new territories, resulted in an increased proportion of the Company’s net revenue being used to support other Group entities and a corresponding reduction in net revenue in Ireland. Increased revenue flows in the current period, driven by this upfront investment, has led to an increase in net revenue in Ireland in the current period.

Direct costs for the period increased by $72.0 million, or 15.9%, from $453.7 million for the nine months ended September 30, 2011 to $525.7 million for the nine months ended September 30, 2012. As a percentage of net revenue, direct costs have remained at 64.5% for the nine months ended September 30, 2011 and the nine months ended September 30, 2012. Direct costs in our clinical research segment have increased by 15.6% or $64.9 million during the nine month period.  As a percentage of net revenue direct costs in our clinical research segment have increased from 64.1% for the nine months ended September 30, 2011 to 64.2% for the nine months ended September 30, 2012. In our central laboratory business, direct costs have increased by 19.2% or $7.1 million during the period.  During the period the Company identified certain legacy cost allocation issues related to freight and courier costs in our Central Laboratory business which had incorrectly been allocated to some customers.  These amounts, totalling $4 million, were adjusted during the period resulting in an increase in direct costs for the period.  As a percentage of net revenue direct costs in our central laboratory business have decreased from 70.2% for the nine months ended September 30, 2011 to 68.6% for the nine months ended September 30, 2012.

Selling, general and administrative expenses for the period increased by $18.7 million, or 9.9%, from $188.9 million for the nine months ended September 30, 2011 to $207.6 million for the nine months ended September 30, 2012. The increase in selling, general and administration expenses for the period arose primarily from an increase in personnel related expenditure of $12.8 million and an increase in other general overhead costs of $5.9 million. Selling, general and administrative expenses for the period included a credit of $2 million primarily related to certain US State and Federal government grants received. As a percentage of net revenue, selling, general and administrative expenses decreased from 26.9% for the nine months ended September 30, 2011 to 25.5% for the nine months ended September 30, 2012.

Depreciation expense for the period increased by $0.7 million, or 2.7%, from $25.5 million for the nine months ended September 30, 2011 to $26.2 million for the nine months ended September 30, 2012, principally as a result of our continued investment in facilities, information systems and equipment to support the Company’s growth. As a percentage of net revenue, depreciation expense decreased from 3.6% of net revenues for the nine months ended September 30, 2011 to 3.2% for the nine months ended September 30, 2012.  Amortization expense for the period increased by $3.5 million, or 140.0%, from $2.5 million for the nine months ended September 30, 2011 to $6.0 million for the nine months ended September 30, 2012. Amortization expense represents the amortization of intangible assets acquired on business combinations.  The increase in the amortization expense in the current period is primarily a result of intangible assets acquired from the acquisitions of Firecrest in July 2011 and the acquisitions of BeijingWits Medical and PriceSpective in February 2012. As a percentage of net revenue, amortization expense increased from 0.4% of net revenues for the nine months ended September 30, 2011 to 0.7% of net revenues for the nine months ended September 30, 2012.

Restructuring and other non-recurring items of $5.6 million were recorded during the nine months ended September 30, 2012 (inclusive of the release of $0.1 million relating to the 2011 Restructuring Plans). During the nine months ended September 30, 2012 the Company completed a review of its operations to improve resource utilization throughout the business. This review resulted in the adoption of a restructuring plan, to include resource rationalizations in certain areas of the business and a re-organization of available office space at the Company’s Philadelphia facility. A restructuring charge of $4.6 million was recognized during the nine months ended September 30, 2012; $3.4 million in respect of resource rationalizations and $1.2 million in respect of lease termination and exit costs. The Company also incurred certain other charges in relation to the retirement of Mr. Peter Gray, former Vice Chairman of the Board and former CEO of the Company. A charge of $1.1 million was recognized in respect of this during the nine months ended September 30, 2012 (see note 4 Restructuring and other non-recurring items for further information).

During the three months ended March 31, 2011 the Company commenced a review of its operations to improve resource utilization within the business and better align resources to current and future growth opportunities of the business.  This review resulted in the adoption of an initial restructuring plan, the closure of the Company’s facility in Edinburgh, United Kingdom and resource rationalizations in certain of the more mature markets in which it operates.  A restructuring charge of $5.0 million in respect of this plan was recognized during the three months ended March 31, 2011, $1.0 million in respect of lease termination and exit costs associated with the closure of the Edinburgh facility and $4.0 million in respect of workforce reductions. During the three months ended September 30, 2011 the Company implemented a further restructuring plan which resulted in the relocation of the Company’s facility in Maryland, USA; and further resource rationalizations.  A restructuring charge of $4.8 million was recognized during the three months ended September 30, 2011 in respect of this plan, $0.9 million in respect of lease termination and exit costs associated with the closure of the Maryland facility and $3.9 million in respect of workforce reductions.

As a result of the above, income from operations for the nine months ended September 30, 2012 increased by $20.8 million as follows:

	Operating Income		Operating Margin*
	2012	2011	2012	2011
	(in thousands)
Clinical research	$40,606	$26,351	5.4%	4.1%
Central laboratory	3,009	(3,558)	4.7%	(6.7%)
Total	$43,615	$22,793	5.3%	3.2%
* Operating income as a percentage of net revenue

Excluding the impact of restructuring and other non-recurring items recognized, income from operations for the nine months ended September 30, 2012 increased by $16.6 million as follows:

	Operating Income		Operating Margin*
	2012	2011	2012	2011
	(in thousands)
Clinical research	$46,084	$34,623	6.1%	5.3%
Central laboratory	3,167	(2,013)	4.9%	(3.8%)
Total	$49,251	$32,610	6.0%	4.6%
* Operating income as a percentage of net revenue

Losses from operations in Ireland decreased from a loss of $20.8 million for the nine months ended September 30, 2011, or $19.2 million excluding the impact of restructuring and other non-recurring costs recognized, to a loss of $7.0 million for the nine months ended September 30, 2012, or $5.0 million excluding the impact of restructuring and other non-recurring costs. Income/ (losses) from operations in Ireland are impacted by the Group’s global transfer pricing model. A significant upfront investment in personnel and related infrastructure in the prior period led to a greater proportion of the Group’s revenue being used to support other Group entities and a corresponding increase in losses from operations in Ireland. Increased revenue flows in the current period, arising from this upfront investment in personnel and related infrastructure, has led to a reduction in losses from operations in the current period.

Interest expense for the period increased from $0.6 million for the nine months ended September 30, 2011 to $1.5 million for the nine months ended September 30, 2012.  Interest expense for the nine months ended September 30, 2012 includes $0.7 million in respect of non-cash finance charges relating to acquisition contingent consideration. Interest income for the period remained at $0.9 million for the nine months ended September 30, 2011 and the nine months ended September 30, 2012.

Provision for income taxes for the period increased from $4.3 million for the nine months ended September 30, 2011 to $8.4 million for the nine months ended September 30, 2012.  The Company’s effective tax rate for the nine months ended September 30, 2012 was 19.5% compared with 18.7% for the nine months ended September 30, 2011. Excluding the impact of restructuring and other non-recurring items the Company’s effective tax rate was 18.7% for the nine months ended September 30, 2012 compared with 16.9% for the nine months ended September 30, 2011. The Company’s effective tax rate is principally a function of the distribution of pre-tax profits in the territories in which it operates.

Liquidity and Capital Resources

The CRO industry is generally not capital intensive. The Group’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities and information systems enhancements, the purchase and sale of short term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a small down payment at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not correspond to costs incurred and revenue recognized on contracts.

The Company’s cash and short term investment balances at September 30, 2012 amounted to $179.9 million compared with cash and short term investment balances of $174.1 million at December 31, 2011.  The Company’s cash and short term investment balances at September 30, 2012 comprised cash and cash equivalents $119.4 million and short-term investments $60.5 million.  The Company’s cash and short-term investment balances at December 31, 2011 comprised cash and cash equivalents $119.2 million and short-term investments $54.9 million.

On July 20, 2011 the Company entered into a three year committed multi currency revolving credit facility for $150.0 million with Citibank, JP Morgan, Ulster Bank, Deutsche Bank and Barclays Bank. Each bank subject to the agreement has committed $30 million to the facility, with equal terms and conditions in place with all institutions. The facility bears interest at LIBOR plus a margin and includes certain composite guarantees, indemnities and pledges in favor of the banks. Amounts available to the Group under the facility amounted to $150.0 million at September 30, 2012 compared with $150.0 million at December 31, 2011.

Net cash provided by operating activities was $101.5 million for the nine months ended September 30, 2012 compared with cash used in operating activities of $17.6 million for the nine months ended September 30, 2011.  The most significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account.  The dollar value of these balances and the related number of days revenue outstanding (i.e. revenue outstanding as a percentage of revenue for the period, multiplied by the number of days in the period) can vary over a study or trial duration. Contract fees are generally payable in installments based on the achievement of certain performance targets or “milestones” (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed. Days revenue outstanding can vary therefore due to, amongst others, the scheduling of contractual milestones over a study or trial duration, the achievement of a particular milestone during the period or the timing of cash receipts from customers.  A decrease in the number of days revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows. The number of days revenue outstanding at September 30, 2012 was 38 days compared to 47 days at December 31, 2011.  The number of days revenue outstanding at September 30, 2011 was 52 days compared to 37 days at December 31, 2010.

Net cash used in investing activities was $93.3 million for the nine months ended September 30, 2012 compared to net cash used in investing activities of $118.7 million for the nine months ended September 30, 2011. Net cash used in the nine months ended September 30, 2012 arose principally from cash paid for acquisitions, capital expenditures and the purchase of short-term investments.

During the nine months ended September 30, 2012 the Company completed the acquisitions of BeijingWits Medical and PriceSpective. The Company acquired BeijingWits Medical for an initial cash consideration of $9.0 million, with $0.6 million in cash received on acquisition. The Company acquired PriceSpective for an initial cash consideration of $37.1 million, with $2.3 million cash received on acquisition. A further $5.0 million was also paid during the period in respect of certain performance milestones to PriceSpective. A number of payments were also made by the company during the period in respect of prior year acquisitions, $1.2 million in respect of certain performance milestones and working capital targets for Oxford Outcomes and $17.0 million in respect of certain performance milestones and working capital targets for Firecrest. Additional amounts payable at September 30, 2012 in relation to acquisitions include $0.3 million in respect of Timaq Medical Imaging, $6.4 million in respect of Oxford Outcomes and $42.0 million potentially payable contingent upon the results of acquired businesses; including PriceSpective ($10.0 million); BeijingWits Medical ($7.0 million) and Firecrest ($25.0 million). (See note 3 Business Combinations for further information relating to acquisitions and amounts potentially payable contingent upon the future results of acquired businesses).

Capital expenditure for the nine months ended September 30, 2012 amounted to $22.4 million, and comprised mainly of expenditure on global infrastructure and information technology systems to support the Company’s growth.  During the nine months ended September 30, 2012 the Company invested a net $4.8 million in short-term investments.

Net cash used by financing activities during the nine months ended September 30, 2012 amounted to $9.3 million compared with net cash provided by financing activities of $3.4 million for the nine months ended September 30, 2011. Net cash used by financing activities during the nine months ended September 30, 2012 arose primarily from cash paid to repurchase ordinary shares under the Company’s share repurchase program. During the nine months ended September 30, 2012 the Company repurchased 738,341 ordinary shares for a total consideration of $15.6 million.  As at September 30, 2012 1,283,938 ordinary shares have been repurchased by the Company for a total consideration of $24.6 million.  All ordinary shares repurchased by the Company were cancelled (see note 8 Share Capital for further information). During the nine months ended September 30, 2012 the Company received $5.3 million from the exercise of share options compared to $3.0 million from the exercise of share options during the nine months ended September 30, 2011.

As a result of these cash flows, cash and cash equivalents increased by $0.1 million for the nine months ended September 30, 2012 compared to a decrease of $128.9 million for the nine months ended September 30, 2011.

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

/s/ Brendan Brennan
Date: November 26, 2012	Brendan Brennan
Chief Financial Officer